CANARC  RESOURCE  CORP.

(the “Company”)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

1.0

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three months ended March 31, 2006 and the audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of May 8, 2006 unless otherwise indicated.

1.1

Background

The Company was incorporated under the laws of British Columbia and is engaged in the acquisition, exploration, development and exploitation of precious metal properties in Canada, Costa Rica and Suriname.  The Company owns or holds, directly or indirectly, interests in four precious metal properties, known as the New Polaris property in British Columbia, Canada, the Bellavista property in Costa Rica, and the Sara Kreek and Benzdorp properties in Suriname.

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

The Company holds a 5.7% to 20.2% net profit interest in the Bellavista property, located near Miramar, Costa Rica.  Glencairn Gold Corporation (“Glencairn”) owns a 100% working interest in the property, and completed construction of a 60,000 ounce gold per year, open pit, heap leach, gold mine which is now in commercial production.  The Company has a net profit interest in Bellavista which entitles the Company to 5.67% of the net profits during the first payback period, increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession in the Republic of Suriname.  The Company owns a 100% interest (subject to royalties) in the subsurface mineral rights and 80% interest (reverting to 50% after payback of the Company’s investment) in the surface mineral rights.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property located in the Republic of Suriname by making cumulative cash payments of $750,000 and property expenditures totalling $5,000,000 over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $300,000 and the period to incur exploration expenditures totalling $5,000,000 was extended to April 2005 which was then extended to December 2005 pursuant to amendments in April 2005, subject to a payment of $40,000 which was paid in April 2005.  Also, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  Each year thereafter, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000.  These additional cash payments shall be treated as advance payments against the Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  In fiscal 2004, the Company had earned a 40% interest in the Benzdorp property, and the Company expects to exercise its right to increase its interest to 80%.  In February 2004, the Company and Grassalco incorporated a company in Suriname and transferred the Benzdorp concessions to it, on behalf of the Company (40%) and Grassalco (60%).

1.2

Overall Performance

As the Company is focused on its exploration activities, there is no production, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Company’s future financial success will be dependent upon the extent to which it can discover mineralization and determine the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time.  Many of the key factors are outside of the Company’s control.  The sales value of any mineralization discovered and developed by the Company is largely dependent upon factors beyond the Company’s control such as the market prices of the metals produced.  As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s position and results of operations.

Gold prices continued to show strength as the cumulative average increased from $363 per ounce in fiscal 2003 to $410 in fiscal 2004, $445 in fiscal 2005 and  $573 for the period from January 2006 to early May 2006, closing at $677 on May 8, 2006.  Gold prices made new highs in each of the past several years.  In early 2004 prices hit a high of $425, then reached a high of $454 in December 2004, then another new high of $537 in late 2005 and then highs ranging from $569 to $584 in the first quarter of 2006 and then a high of $678 in early May 2006.

New Polaris property

The closing of a flow-through private placement for approximately CAD$3.5 million in March 2006 has allowed the Company to proceed with the implementation of a Phase 3 drilling program for the New Polaris property in 2006.  The drilling program will involve 65 holes totaling 20,000 metres of core, and should facilitate updating a portion of the historic resource estimates to a NI 43-101 compliant resource estimate.  Moreover, the work program for 2006 would also include a conceptual mine plan, initial economic assessment, and additional environmental studies needed prior to entering into the provincial mine permitting process.

Canarc Resource Corp.	Page 2

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

The purpose of this drilling program is to outline at least a 600,000 ounce resource amenable to a feasibility study for a 65,000 ounces per year high grade, underground gold mine with a minimum 8-year mine-life.

Benzdorp property

In early 2006, the Company commenced a 4,000 kilometre high-resolution airborne magnetic and radiometric survey over the entire greenstone belt and other prospective portions of the property in order to provide a previously unprecedented degree of geological detail and to assist in identifying the structures controlling gold mineralization.  The airborne geophysical survey was completed by early April 2006.  Once interpretation of the geology and structures related to gold mineralization is completed, the Company can prioritize the gold prospect areas for trenching and drilling.

In 2006, the Company plans to complete up to 300 kilometre of line cutting and to collect more than 7,000 soil samples over another 30% of the prospective greenstone belt, focusing on the meta-sedimentary rocks that host the Haut Antino and Rufin prospect areas.

The Company has not completed a feasibility study for the Benzdorp property.

Bellavista property

The Company holds a 5.7% to 20.2% net profit interest in the Bellavista property.  Glencairn, owner and operator of the Bellavista mine in Costa Rica, poured its first gold bars at the new Bellavista mine in June 2005.  Based upon Glencairn’s feasibility study, the Bellavista mine has proven and probable ore reserves of 9.55 million tonnes grading 1.50 grams per tonne gold, containing about 459,900 ounces of mineable gold.  At a gold recovery rate of 78.6%, the Bellavista mine can produce an average rate of 60,000 ounces gold per year, with a mine life of 7 years and an estimated cash operating cost of $267 per ounce.  Glencairn achieved commercial production in December 2005, producing 4,257 ounces gold during the month.

Other Matters

In January 2006, the Company appointed Mr. Jack McClintock as President and Chief Operating Officer, while Mr. Bradford Cooke, the outgoing President, continues his role as Chairman and Chief Executive Officer.

The Shareholder Update included in the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2006 provides further review of the Company’s overall performance for the first quarter of fiscal 2006 and an outlook for the second quarter of fiscal 2006.

1.3

Selected Annual Information

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Canarc Resource Corp.	Page 3

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

		For the Years Ended December 31,
(in $000s except per share amounts)	2005	2004	2003

Total revenues	$-	$-	$-

Income (loss) before discontinued operations and extraordinary items:
(i) Total	$315	$(4,013)	$(876)
(ii) Basic per share	$0.01	$(0.07)	$(0.02)
(iii) Fully diluted per share	$-	$(0.07)	$(0.02)

Net income (loss):
(i) Total	$315	$(4,013)	$(876)
(ii) Basic per share	$0.01	$(0.07)	$(0.02)
(iii) Fully diluted per share	$-	$(0.07)	$(0.02)

Total assets	$11,182	$10,777	$12,882
Total long-term liabilities	$-	$-	$-
Dividends per share	$-	$-	$-

1.4

Results of Operations

First Quarter of Fiscal 2006 – Three months ended March 31, 2006 compared with March 31, 2005

The Company realized a net income of $696,269 for the three months ended March 31, 2006 in comparison to a net income of $103,508 for the same period in the prior year.  The principal contributing factor to the higher income is the gain of approximately $1.07 million realized from the disposition of shares of Endeavour Silver Corp. (“Endeavour”), a company with two common directors, in spite of higher operating expenses incurred relative to the prior period.  The net income for the three months ended March 31, 2005 was from the recognition of a future income tax recovery from the renunciation of exploration expenditures for the New Polaris property, which were renounced in February 2005.

Overall operating expenses increased, reflecting the commensurate heightened operating activities of the Company as management focused greater efforts on the planning, detailing and implementation of exploration programs for the New Polaris and Benzdorp properties, which included the appointment of a new President of the Company and additional personnel.  Expenses for corporate development increased in the current quarter to reflect active due diligence and property evaluations currently underway for Mexico and Peru to identify properties of merit for possible acquisitions.  Given that certain accounts of the Company are stated in Canadian dollars, the continued appreciation of the Canadian dollar relative to the U.S. dollar caused the recognition of foreign exchange losses for US$ stated financial information, although the appreciation of the Canadian dollar was more than in the prior period.  Stock-based compensation results from the granting of stock options.  In the first quarter of 2006, stock options for 50,000 common shares were granted whereas no stock options were granted for the same quarter in 2005;  stock based compensation in the prior year’s quarter was from the exercise of share appreciation rights.  General and administrative expenses and salaries continue to account for a significant portion of operating expenses, and are higher than in the prior period.

Significant gains of approximately $1.07 million were realized during the three months ended March 31, 2006 from the disposition of marketable securities primarily from the Company’s shareholdings in Endeavour.  Disposition of Endeavour shares provided proceeds of about $1.56 million which financed most of the operations of the Company in the first quarter of 2006.

Canarc Resource Corp.	Page 4

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

In 2005, Aztec Metals Corp. (“Aztec”), previously a subsidiary of the Company and now only an affiliated company, proceeded with a reorganization involving a change of name, a five-to-one share consolidation, shares-for-debt settlements, and a private placement.  Aztec’s private placement in November 2005 diluted the Company’s interest from 63% to 27% which was then further diluted to 19% in March 2006 by the closing of another private placement by Aztec.

The future income tax recovery in 2005 was for flow-through shares pursuant to the guidelines issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants under EIC 146.  EIC 146 requires the recognition of a provision at the date of the actual renunciation being February 25, 2005, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company.  As a result of EIC 146, the Company realized an income tax recovery of $143,321 in February 2005 when it renounced exploration expenditures which were financed and incurred in fiscal 2004.

As at March 31, 2006, the Company has mineral properties which are comprised of the following:

		March 31, 2006
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$3,605	$1,290	$4,895

Suriname:
Sara Kreek	100	-	100
Benzdorp	301	4,639	4,940

	$4,006	$5,929	$9,935

At March 31, 2006, to maintain its interest and to fully exercise the options under various property agreements covering the properties located in British Columbia (Canada) and Suriname, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares
	(in $000s)	(in $000s)
Benzdorp:
On commercial production (i)	$450	$-	-

Sara Kreek:
On commercial production	-	-	200,000

New Polaris:
Net profit interest buyout	-	-	150,000

	$450	$-	350,000

(i)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

Canarc Resource Corp.	Page 5

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

1.5

Summary of Quarterly Results

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, March 31, 2006:

(in $000s except	2006	2005					2004
per share amounts)	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Income (loss) before discontinued
discontinued operations and
extraordinary items:
(i) Total	$696	$598	$95	$(483)	$105	$(3,209)	$(248)	$(178)
(ii) Basic per share	$0.01	$0.01	$-	$(0.01)	$-	$(0.06)	$-	$-
(iii) Fully diluted
per share	$0.01	$-	$-	$(0.01)	$-	$(0.06)	$-	$-

Net income (loss):
(i) Total	$696	$598	$95	$(483)	$105	$(3,209)	$(248)	$(178)
(ii) Basic per share	$0.01	$0.01	$-	$(0.01)	$-	$(0.06)	$-	$-
(iii) Fully diluted
per share	$0.01	$-	$-	$(0.01)	$-	$(0.06)	$-	$-

Total assets	$14,762	$11,182	$10,760	$10,315	$10,416	$10,777	$13,336	$13,089
Total long-term liabilities	$-	$-	$-	$-	$-	$-	$-	$-
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

Gains from the disposition of marketable securities was the primary contributor to the realization of a net income for the three months ended March 31, 2006.  Gains from the disposition of marketable securities and a dilution gain from the reduction in the Company’s interest in an affiliated company and the renunciation of exploration expenditures for flow through shares contributed to the realization of a net income in 2005.  The Company has no sources of operating revenues.

1.6

Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.  The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  Since its incorporation in 1987, the Company has endeavored to secure mineral properties that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects.  To that end, the Company has expended its funds on mineral properties that it believes have the potential to achieve cash flow

Canarc Resource Corp.	Page 6

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

within a reasonable time frame.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller mining companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

	March 31,	December 31,	December 31,
(in $000s)	2006	2005	2004

Cash and cash equivalents	$4,187	$489	$715
Working capital	$4,636	$1,201	$1,306

Ongoing operating expenses continue to reduce the Company’s cash resources.  The only source of equity financings in the first quarter of fiscal 2005 was from the exercise of stock options which provided proceeds of only CAD$34,000 whereas the exercise of stock options in the first quarter of fiscal 2006 provided proceeds of CAD$134,500.

In March 2006, the Company closed brokered and non-brokered private placements.  The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, at a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007.  The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

In the first quarter of 2006, the Company expended a nominal $61,000 on the New Polaris property as the Company prepares to implement the CAD$2.7 million, 65 hole, 20,000 metre Phase 3 drilling program for the property, which was scheduled for the second quarter of 2006, and financed by the flow-through private placements in March 2006.

In the first quarter of 2006, the Company expended $216,000 in exploration efforts for the airborne geological survey over the Benzdorp property, which was completed by mid April 2006.  Interpretation of the geology and structures relating to gold mineralization is currently underway.

Glencairn commenced commercial production for the Bellavista property in December 2005, and therefore the Company no longer receives any pre-production payments.

Proceeds from the disposition of marketable securities provided another source of cash flows for the Company in which it realized proceeds of $1,559,000 in the first quarter of 2006 and $97,000 in the same period in 2005, primarily from the disposition of shares of Endeavour.  At December 30, 2005, shares of Endeavour have a market price of CAD$2.69 and at March 31, 2006 the market price was CAD$4.75.  As at May 8, 2006, the market price of Endeavour shares closed at CAD$4.62.

In March 2006, Aztec, an affiliated company, closed a private placement for 3,675,000 units at CAD$0.30 per unit with each unit comprised of one common share and one-half of a share purchase warrant, which diluted the Company’s interest in Azted from 27% to 19%.

The Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements.  Under the Item 1.4, further details of contractual obligations are provided as at March 31, 2006.  The Company will continue to rely upon equity financing as its principal source of financing its projects.

Canarc Resource Corp.	Page 7

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

1.7

Capital Resources

Item 1.6 provides further details.

1.8

Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

1.9

Transactions with Related Parties

Salaries of CAD$22,551 were paid to a director and a total of CAD$10,000 were paid to all directors in their capacity as Directors of the Company.

1.10

First Quarter

Items 1.4, 1.5 and 1.6 provide further details for the first quarter.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to mineral properties determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred.  The costs related to a property from which there is production will be amortized using the unit-of-production method.  Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined

Canarc Resource Corp.	Page 8

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

to be uneconomic.  The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

1.13

Changes in Accounting Policies Including Initial Adoption

Variable interest entities:

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis.  AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

1.14

Financial Instruments and Other Instruments

There are no financial instruments or other instruments.

1.15

Other MD&A Requirements

1.15.1

Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)

may be found on SEDAR at www.sedar.com;

(b)

may be found in the Company’s annual information form;  and

(c)

is also provided in the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2006 and audited consolidated financial statements for the year ended December 31, 2005.

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the Company’s consolidated financial statements.

(b)

expensed research and development costs;

Not applicable.

(c)

deferred development costs;

Not applicable.

(d)

general and administrative expenses;  and

Canarc Resource Corp.	Page 9

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

The required disclosure is presented in the Company’s consolidated financial statements.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3

Outstanding Share Data

The Company’s authorized share capital consists of unlimited common shares without par value.

Changes in the Company’s share capital for the three months ended March 31, 2006 are as follows:

Number of Shares		Amount
		(in $000s)

Balance at December 31, 2005	58,545,115	$49,150
Issued:
Private placements	4,380,361	2,880
Exercise of options	382,500	190
Balance at March 31, 2006	63,307,976	$52,220

At May 8, 2006, there were 63,470,476 common shares issued and outstanding.

At March 31, 2006, the Company had outstanding options to purchase an aggregate 6,651,500 common shares as follows:

	March 31, 2006
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of period	6,984,000	$0.50
Granted	50,000	$0.67
Exercised	(382,500)	$0.35
Converted to stock appreciation rights on exercise	-	-
Expired	-	-
Outstanding, end of period	6,651,500	$0.51

Exercise price range (CAD$) $0.17 - $1.00

At May 8, 2006, options for 6,489,000 shares remain outstanding.

At March 31, 2006, the Company had outstanding warrants to purchase an aggregate of 231,000 common shares as follows:

Canarc Resource Corp.	Page 10

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	March 31, 2006

$0.82	March 17, 2007	-	231,000	-	-	231,000

		-	231,000	-	-	231,000

At May 8, 2006, warrants for 231,000 shares remain outstanding, which were issued as compensation warrants for the flow-through private placement which closed in March 2006.

1.16

Outlook

Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, the Company will continue to depend upon equity capital to finance its existing projects.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions.  There can be no guarantee that such concessions will be granted.

Financing Risks

Canarc Resource Corp.	Page 11

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs.  The development of the Company’s properties may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing.  There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects.  The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The presence of clay in the mineralized material may adversely affect the economic recovery of gold from the mining operations planned at properties in Suriname.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s properties can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to its mineral properties.

Canarc Resource Corp.	Page 12

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Company’s mining concessions may come under dispute.  While the Company has diligently investigated title considerations to its mineral properties, in certain circumstances, the Company has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Company’s properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Canarc Resource Corp.	Page 13

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Foreign Countries and Regulatory Requirements

Many of the Company’s properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts.  The majority of the Company’s property and related contracts are denominated in U.S. dollars.  The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior resource issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

Canarc Resource Corp.	Page 14

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2006

(expressed in United States dollars)

At March 31, 2006, the Company had 63,307,976 common shares and 6,651,500 share purchase options and 231,000 share purchase warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares.  At March 31, 2006, dilutive securities represented approximately 11% of the Company’s issued shares.  Certain of these dilutive securities are exercisable at prices below the March 31, 2006 closing market price of CAD$0.80 for the Company’s shares and, accordingly, will result in dilution to existing shareholders if exercised.

1.18

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2006 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified.  Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Company’s internal controls requiring corrective actions.

Canarc Resource Corp.	Page 15